Exhibit 99.3

STANDARD LITHIUM LTD.

TMX TSX TRUST

Appointment of Proxyholder

I/We, being holder(s) of common shares of Standard Lithium Ltd. (the "**Company**"), hereby appoint: Robert Mintak, Chief Executive Officer, or, failing him, Kara Norman, Chief Financial Officer and Corporate Secretary (the "**Management Nominees**") OR

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Print the name of the person you are appointing if this person is someone other than the individuals listed above as proxy of the undersigned, to attend, act and vote on behalf of the undersigned in accordance with the below direction (or if no directions have been given, as the proxy sees fit) on all the following matters and any other matter that may properly come before the annual general and special meeting of shareholders of the Company on Tuesday, April 4, 2023, at 10:00 a.m. (Pacific time) via webcast at https://virtual-meetings.tsxtrust.com/1428 (the "**Meeting**"), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution.

Management recommends voting FOR Resolutions 1-4. Please use a dark black pencil or pen.

	FOR	WITHHOLD
1. Appointment of Auditor To appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants as the Auditor of the Company for the ensuing year, and to authorize the directors to fix the remuneration to be paid to the Auditor	☐	☐

	FOR	AGAINST
2. Election of Directors		
1. Robert Cross	☐	☐
2. Dr. Andrew Robinson	☐	☐
3. Robert Mintak	☐	☐
4. Jeffrey Barber	☐	☐
5. Anthony Alvaro	☐	☐
6. Dr. Volker Berl	☐	☐
7. Claudia D'Orazio	☐	☐
8. Anca Rusu	☐	☐

	FOR	AGAINST
3. Approval of Amended and Restated Stock Option Plan To approve the Company's amended and restated rolling stock option plan	☐	☐

	FOR	AGAINST
4. Approval of Amended and Restated Incentive Plan To approve the Company's amended and restated long term incentive plan	☐	☐

Under Canadian Securities Law, you are entitled to receive certain investor documents. If you wish to receive such material, please tick the applicable boxes below. You may also go to our website https://services.tsxtrust.com/InvestorServices/Financial-Statements and input code 7237A

- ☐ I would like to receive quarterly financial statements
- ☐ I would like to receive annual financial statements

- ☐ I would like to receive the information circular for the next meeting
- ☐ I would like to receive future mailings by email at ____________________

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this proxy will be voted FOR each matter by the Management Nominees or, if you appoint another proxyholder, as that other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit.

____________________________________ ________________

Signature(s) Date

Please sign exactly as your name(s) appear on this proxy. Please see reverse for instructions. All proxies must be received no later than 10:00 a.m. (Pacific time) on Friday, March 31, 2023.

Proxy Form – Annual General and Special Meeting of Shareholders of Standard Lithium Ltd. to be held on April 4, 2023, at 10:00 a.m. (Pacific time) (the “Meeting”) Notes to Proxy 1. This proxy must be signed by a holder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your name appears on this proxy. If the holder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed. 2. If the securities are registered in the name of an executor, administrator or trustee, please sign exactly as your name appears on this proxy. If the securities are registered in the name of a deceased or other holder, the proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to this proxy. 3. Some holders may own securities as both a registered and a beneficial holder; in which case you may receive more than one Information Circular and will need to vote separately as a registered and beneficial holder. Beneficial holders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of securities they beneficially own. Beneficial holders should follow instructions for voting conveyed to them by their intermediaries. 4. If a security is held by two or more individuals, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote at the Meeting. However, if one or more of them are present or represented by proxy, they must vote together the number of securities indicated on the proxy. 5. All holders should refer to the Information Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting. 6. This proxy is solicited by and on behalf of Management of the Corporation. 7. As noted above, this proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to the matter identified in the notice of meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement, thereof, whether or not the matter is routine and whether or not the matter is contested. How to Vote INTERNET • Go to www.meeting-vote.com and follow the instructions on screen. You will need your control number, which appears below your name and address on the proxy. TELEPHONE Use any touch-tone phone, call toll free in Canada and United States 1-888-489-5760 and follow the voice instructions. To vote by telephone or Internet you will need your control number. If you vote by Internet or telephone, do not return this proxy. MAIL, FAX or EMAIL • To vote by fax or email, complete both sides of the proxy, sign and date it and fax both sides to the transfer agent, TSX Trust at Attention: Proxy Department, 416.368.2502 or toll free in Canada and the United States to 1-866-781-3111 or scan and email to proxyvote@tmx.com. To vote by mail, complete, sign and date the Proxy and return it in the envelope provided, or send it to: TSX Trust, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, Canada. • An undated proxy is deemed to be dated on the day it was received by TSX. If you wish to receive investor documents electronically in the future, please visit https://services.tsxtrust.com/InvestorServices/edelivery to enrol. All proxies must be received no later than 10:00 a.m. (Pacific time) on Friday, March 31, 2023.